Filed by Pathfinder Acquisition Corporation

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12 under the

Securities Exchange Act of 1934

Subject Company: Pathfinder Acquisition Corporation

Commission File No. 001-40074

Date: October 4, 2022

Hello Movella,

I want to let you know that Movella will soon be a public company through a deSPAC process. We are merging with Pathfinder Acquisition Corporation, and our shares will begin trading on the Nasdaq Stock Exchange. This is great news for our company as it will allow us to bring meaning to movement on a larger scale. The public will be able to join our vision and invest in the future of the digitizing movement.

I am very excited about this news and what it means for Movella. As a public company, we will have the opportunity to access to more capital to invest in our business and grow faster. We will also be able to attract top talent and further build our brand. Being a public company will also help us better serve our customers by providing them with more transparency into our business.

Pathfinder Acquisition Corporation (Pathfinder) is a publicly traded special purpose acquisition company (SPAC) trading under the symbol PFDR. SPACs have become a popular way for companies to go public in recent years, and we believe this is the best path for Movella for a number of reasons. First, rapid access to capital that would otherwise be unavailable. Second, SPACs offer a simplified and efficient way to go public. Third, SPACs provide greater flexibility in terms of timing and structuring a deal. And fourth, they allow companies to retain more control over their equity. We believe that these advantages make SPACs the best option for Movella.

Choosing the right merger partner was another important decision into which we have put a lot of time and consideration. Pathfinder believes in our vision and is happy to support our future growth with new opportunities. I am confident that our executive team has taken the necessary next step to position our company for the future, ultimately benefiting our employees, customers, partners, and future shareholders.

This announcement represents a significant milestone, however, this is not the conclusion of the transaction. We will keep you posted on relevant information as we are moving toward closing, which is expected to take place in the first quarter of 2023, subject to regulatory and Pathfinder and Movella shareholders' approvals, and other customary closing conditions. However, this timing is subject to change due to a variety of factors, including regulatory factors and many factors beyond our control.

In the meantime, it remains business as usual at Movella. We all need to continue building the Movella team and brand, and keep working hard to further develop our technologies and solutions. I ask that you stay focused on your daily responsibilities and bring your very best every day as we work together as one team, Movella.

And most importantly, thank you! None of our success could have been achieved without all of your commitments to our shared Movella vision. Your hard work and dedication have made Movella what it is today. I know that this same innovative, collaborative and passionate attitude will drive us toward success as a public company.

As for the next steps, I’m happy to answer your questions at the all-hands meetings. I look forward to seeing all of you then, and in the meantime, please feel free to submit any questions you have to your local HR team to be addressed at the all-hands meetings. We also have compiled a list of FAQs to help answer some of your initial questions, find it attached to this email. I have also attached the official press release announcing the news to the world. Please note that due to SEC regulations, in particular regulation FD or Fair Disclosure, and Insider Trading laws, there are some aspects of this transaction that we cannot share with you.

Lastly, our company must speak with one voice during this transaction process. Please do not speak to the media, potential investors, or anyone externally about this transaction. If you receive any questions from the press or other external third parties, please do not respond and forward the emails to Dennis Calderon, Movella’s General Counsel, and Katja Zubareva, Marketing Director.

Again, thank you for your hard work and dedication to Movella’s vision. I look forward to seeing you and sharing my excitement with you all shortly!

Sincerely,

Ben Lee

CEO of Movella

No Offer or Solicitation

This communication is not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the potential Business Combination between Movella and Pathfinder. This communication does not constitute an offer to sell or exchange, or the solicitation of an offer to buy or exchange, any securities of Pathfinder or Movella, nor shall there be any sale of securities in any jurisdiction in which such offer, sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

Participants in the Solicitation

Pathfinder and Movella and their respective directors and certain of their respective executive officers and other members of management and employees may be considered participants in the solicitation of proxies with respect to the Business Combination. Information about the directors and executive officers of Pathfinder is set forth in its Annual Report on Form 10-K for the fiscal year ended December 31, 2021. Additional information regarding the persons who may, under the rules of the SEC, be deemed participants in the proxy solicitation of the shareholders of Pathfinder and a description of their direct and indirect interests in Pathfinder, by security holdings or otherwise, will be included in the proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the Business Combination when they become available. Shareholders, potential investors and other interested persons should read the proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. When available, these documents can be obtained free of charge from the sources indicated above.

Additional Information and Where To Find It

In connection with the Business Combination, Pathfinder intends to file a registration statement on Form S-4 (the “Registration Statement”) with the Securities and Exchange Commission (the “SEC”), which will include a preliminary proxy statement to be distributed to holders of Pathfinder’s ordinary shares in connection with Pathfinder’s solicitation of proxies for the vote by Pathfinder’s shareholders with respect to the Business Combination and other matters as described in the Registration Statement, as well as the prospectus relating to the offer of the securities to be issued to Movella’s shareholders in connection with the Business Combination. After the Registration Statement has been filed and declared effective, Pathfinder will mail a definitive proxy statement/prospectus to holders of its ordinary shares as of the record date to be established for voting on the Business Combination. Investors and security holders and other interested parties are urged to read the proxy statement/prospectus, any amendments thereto and any other documents filed with the SEC carefully and in their entirety when they become available because they will contain important information about Pathfinder, Movella, and the Business Combination. Investors and security holders may obtain free copies of the Registration Statement, preliminary proxy statement/prospectus and definitive proxy statement/prospectus (when available) and other documents filed with the SEC by Pathfinder through the website maintained by the SEC at http://www.sec.gov. The documents filed by Pathfinder with the SEC also may be obtained free of charge at Pathfinder’s website at www.pathfinderacquisition.com or upon written request to Pathfinder at 1950 University Avenue, Suite 350, Palo Alto, CA 94303.

Cautionary Statement Regarding Forward Looking Statements

This communication contains “forward-looking statements” regarding Pathfinder, Movella, and the combined company. Statements in this communication that are not historical in nature may constitute forward-looking statements. In addition, any statements that refer to Pathfinder’s, Movella’s, or the combined company’s future expectations, beliefs, plans, objectives, financial conditions, assumptions, performance, projections, forecasts, or estimates, including with respect to financial or other performance or valuation metrics or market size or opportunity, or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements. These statements are based on various assumptions, whether or not identified in this communication, and on the current expectations of Pathfinder’s or Movella’s management and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by any investor as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. The words “anticipate,” “believe,” “continue,” “could,” “enable,” “estimate,” “expect,” “extend,” “future,” “intend,” “may,” “might,” “opportunity,” “outlook,” “plan,” “position,” “possible,” “potential,” “predict,” “project,” “see,” “seem,” “should,” “will,” “would,” and similar expressions, or the negative of such expressions, may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking. Forward-looking statements in this communication include, but are not limited to, statements regarding the following: Pathfinder’s or Movella’s management team’s expectations, hopes, beliefs, intentions or strategies regarding the future; the anticipated timing of the closing of the Business Combination and the transactions contemplated thereby; the statements relating to the Francisco Partners financing, including the funds to be provided in connection therewith.

These forward-looking statements involve a number of risks, uncertainties (some of which are beyond Pathfinder’s or Movella’s control) or other assumptions that may cause actual results or performance to be materially different from those expressed or implied by these forward-looking statements. Although each of Pathfinder and Movella believes that it has a reasonable basis for each forward-looking statement contained in this communication, each of Pathfinder and Movella caution you that these statements are based on a combination of facts and factors currently known and projections of the future, which are inherently uncertain. These risks and uncertainties include, but are not limited to, the following: (i) Pathfinder’s and Movella’s ability to complete the Business Combination, including the Francisco Partners financing, during the anticipated timeframe or at all; (ii) Movella’s success in retaining or recruiting, or changes required in, officers, key employees, or directors following the Business Combination; (iii) the funds in the trust account being available to Pathfinder or the combined company; (iv) Pathfinder’s or the combined company’s ability to obtain additional financing to complete the Business Combination; (v) Pathfinder’s public securities’ liquidity and trading and those of the combined company; (vi) the lack of a market for Pathfinder’s or the combined company’s securities; (vii) the use of funds not held in the trust account or available to Pathfinder from interest income on the trust account balance; (viii) the trust account not being subject to claims of third parties; (ix) general economic conditions and Movella’s financial performance; (x) the impact of the COVID-19 pandemic, macroeconomic conditions, and geopolitical crises; (xi) the number of Pathfinder shareholders voting against the business combination proposal; (xii) the occurrence of any event, change or other circumstances that could give rise to the termination of the definitive merger agreement; (xiii) the ability to achieve and maintain the listing of the combined company’s shares on a national securities exchange following the business combination; (xiv) changes adversely affecting the businesses in which Movella is engaged; (xv) management of growth; (xvi) Movella’s ability to execute on its business strategy and plans; (xvii) the result of future financing efforts; and (xviii) risks related to regulatory matters, as well as the factors described under the heading “Risk Factors” in Pathfinder’s Annual Report on Form 10-K for the year ended December 31, 2021, Pathfinder’s registration statement on Form S-1 (File No. 333-252498), the registration statement on Form S-4 discussed above, and other documents filed by Pathfinder from time to time with the SEC.

If any of these risks materialize or the underlying assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that neither Pathfinder nor Movella presently know or that Pathfinder and Movella currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward-looking statements reflect Pathfinder’s and Movella’s expectations, plans or forecasts of future events and views as of the date of this communication. Pathfinder and Movella anticipate that subsequent events and developments will cause Pathfinder’s and Movella’s assessments to change. However, while Pathfinder and Movella may elect to update these forward-looking statements at some point in the future, Pathfinder and Movella specifically disclaim any obligation to do so, except to the extent required by applicable law. These forward-looking statements should not be relied upon as representing Pathfinder’s and Movella’s assessments as of any date subsequent to the date of this communication. Accordingly, undue reliance should not be placed upon the forward-looking statements.